Exhibit 21.1

Verdant Earth Technologies Limited

Listing of Group Companies

Name	Verdant Group Holding
Verdant HP NSW 2 Pty Ltd	100%
Verdant HP NSW 1 Pty Ltd	100%
Flumine Investments Pty Limited	100%
Verdant Operations Pty Ltd	100%
Australian Green Hydrogen Pty Limited	100%
Verdant Power Station Pty Limited	100%